SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)


                      American Mortgage Acceptance Company
                  (formerly American Mortgage Investors Trust)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Shares of beneficial interest, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  027568-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                 J. Michael Fried, c/o Phoenix Realty Group LLC
                         535 Madison Avenue, 26th Floor
                    New York, New York 10022, (212) 207-1999
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 6, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No.                              13D                   Page  1 of  6 Pages
027568-10-4

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

J. Michael Fried

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                PF/OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         176,700

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         176,700

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    185,975*

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------
*  See Item 5 for relevant disclaimer.

CUSIP No.                              13D                   Page  2 of  6 Pages
027568-10-4

________________________________________________________________________________
Item 1.  Security and Issuer.

          Shares of beneficial interest, $.01 par value, American Mortgage Acceptance Company

________________________________________________________________________________
Item 2.  Identity and Background.

(a)  Name: J. Michael Fried

(b) Business Address: Phoenix Realty Group LLC, 535 Madison Avenue, 26th Floor, New York, NY 10022

(c) President of Phoenix Realty Group LLC, 535 Madison Avenue, 26th Floor, New York, NY 10022. Phoenix Realty Group LLC is a real estate financial services firm.

(d)  No; not applicable

(e)  No; not applicable

(f)  United States of America
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

          $741,785 of the funds used to purchase the Voting Shares (as defined in Item 5(a) below) were personal funds of the Reporting Person and his wife, Janet C. Fried. $761,785 of the funds used to purchase the Voting Shares (as defined in Item 5(a) below) were borrowed through margin accounts with Chase Investment Services Corp. and Charles Schwab & Co.

          With respect to the Advisor Shares (as defined in Item 5(a) below), on information and belief, the Reporting Person understands that approximately 38,000 of such shares were issued to the Advisor by the Issuer in connection with the organization of the Issuer and approximately 10,000 of such shares were purchased by the Advisor using its own funds.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

          The Reporting Person has acquired the Voting Shares for investment purposes. The Reporting Person may effect additional purchases on the open market at appropriate prices. The Reporting Person has no present plans which relate to or would result in any change in the management or control of the issuer or any of the actions described in the General Instruction for Item 4 of Schedule 13D. However, the Reporting Person will seek to explore with management ways to increase shareholder value through various strategies which may include, among others, expansion of mortgage origination sources; potential consolidation with larger similar companies; and/or current liquidation of the Issuer.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

          (a) The Reporting Person owns beneficially and of record 176,700 shares of beneficial interest of the Issuer (the "Voting Shares"), which represent approximately 4.6% of the issued and outstanding shares of beneficial interest of the Issuer. 74,400 of the Voting Shares are held in an account of which the Reporting Person is the sole owner. 102,300 of the Voting Shares are held by the Reporting Person in a joint account with Janet C. Fried, the wife of the Reporting Person. The Reporting Person has sole voting and dispositive power with respect to all of the Voting Shares.

          In addition to the Voting Shares, the Reporting Person is the beneficial owner of a 19.2% economic interest in Related AMI Associates, Inc. (the "Advisor"), the advisor to the Issuer, and the Advisor is the record and beneficial owner of 48,308 shares of beneficial interest of the Issuer (the "Advisor Shares"). Pursuant to an agreement between Related Capital Company ("Related"), an entity controlled by the Reporting Person and the Reporting Person, Related has sole control of the voting and dispositive rights with respect to the Advisor Shares. See Item 6 below. The Reporting Person is not an officer or director of Related and does not by contract or otherwise have any control over the business or operations of Related. Therefore the Reporting Person disclaims any voting or dispositive power with respect to the Advisor Shares, although the Reporting Person may be deemed to be the beneficial owner of 9,275 of the Advisor Shares, representing 0.24% of the outstanding shares of beneficial interest of the Issuer.

          Therefore the Reporting Person may be deemed to be the beneficial owner of 185,975 shares of beneficial interest of the Issuer, representing approximately 4.84% of the outstanding shares of beneficial interest of the Issuer.

          (b) The Reporting Person has sole voting and dispositive power with respect to 176,700 shares of beneficial interest of the Issuer. Based on the retention by an unaffiliated third party of sole voting and dispositive power with respect to the Advisor Shares, the Reporting Person disclaims beneficial ownership of the 48,308 Advisor Shares.

          (c) In the past sixty days, the Reporting Person has purchased the following number of shares of beneficial interest of the Issuer in open market transactions through an American Stock Exchange specialist broker, on the dates and for the prices indicated below:


           Date      Action                 Security                  Price ($)    Shares
           ----      ------                 --------                  ---------    ------
         1/13/00      Buy          American Mortgage Acceptance Co.         8.5     2,000
         1/20/00      Buy          American Mortgage Acceptance Co.      8.3125     3,000
         1/21/00      Buy          American Mortgage Acceptance Co.       8.375     2,500
         1/24/00      Buy          American Mortgage Acceptance Co.      8.3125     2,500
         1/25/00      Buy          American Mortgage Acceptance Co.      8.3125     1,000
         1/26/00      Buy          American Mortgage Acceptance Co.      8.4375     2,000
         1/26/00      Buy          American Mortgage Acceptance Co.       8.375     1,000
         1/27/00      Buy          American Mortgage Acceptance Co.       8.125     5,000
         1/27/00      Buy          American Mortgage Acceptance Co.      8.0625     5,000
         1/31/00      Buy          American Mortgage Acceptance Co.           8     5,000
          2/1/00      Buy          American Mortgage Acceptance Co.       7.875     5,000
          2/2/00      Buy          American Mortgage Acceptance Co.           8       800
          2/2/00      Buy          American Mortgage Acceptance Co.           8     1,800
          2/2/00      Buy          American Mortgage Acceptance Co.      8.0625     3,000
          2/2/00      Buy          American Mortgage Acceptance Co.      7.9375       100
          2/3/00      Buy          American Mortgage Acceptance Co.           8       300
          2/3/00      Buy          American Mortgage Acceptance Co.           8     2,100
          2/3/00      Buy          American Mortgage Acceptance Co.      8.0625     1,200
          2/3/00      Buy          American Mortgage Acceptance Co.      8.0625     1,000
          2/3/00      Buy          American Mortgage Acceptance Co.      8.0625     2,000
          2/3/00      Buy          American Mortgage Acceptance Co.      8.0625     2,000
          2/3/00      Buy          American Mortgage Acceptance Co.      7.9375       800
          2/4/00      Buy          American Mortgage Acceptance Co.      8.0625     1,000
          2/4/00      Buy          American Mortgage Acceptance Co.           8     1,000
          2/4/00      Buy          American Mortgage Acceptance Co.           8       500
          2/4/00      Buy          American Mortgage Acceptance Co.      7.9375       300
          2/4/00      Buy          American Mortgage Acceptance Co.      7.9375       100
          2/4/00      Buy          American Mortgage Acceptance Co.      8.0625     1,000
          2/4/00      Buy          American Mortgage Acceptance Co.      7.9375     4,100
          2/7/00      Buy          American Mortgage Acceptance Co.           8     1,000
          2/7/00      Buy          American Mortgage Acceptance Co.      7.9375       800
          2/8/00      Buy          American Mortgage Acceptance Co.      7.9375     2,000
         2/10/00      Buy          American Mortgage Acceptance Co.           8     2,800
         2/10/00      Buy          American Mortgage Acceptance Co.           8       200
         2/10/00      Buy          American Mortgage Acceptance Co.           8     2,400
         2/11/00      Buy          American Mortgage Acceptance Co.      8.0625     2,500
         2/11/00      Buy          American Mortgage Acceptance Co.           8     2,800
         2/11/00      Buy          American Mortgage Acceptance Co.           8     1,600
         2/13/00      Buy          American Mortgage Acceptance Co.       8.125     3,000
         2/13/00      Buy          American Mortgage Acceptance Co.       8.125     2,500
         2/14/00      Buy          American Mortgage Acceptance Co.       8.125       700
         2/14/00      Buy          American Mortgage Acceptance Co.       8.125     1,300


           Date      Action                 Security                  Price ($)    Shares
           ----      ------                 --------                  ---------    ------
         2/14/00      Buy          American Mortgage Acceptance Co.      8.0625     2,000
         2/15/00      Buy          American Mortgage Acceptance Co.       8.125     3,000
         2/15/00      Buy          American Mortgage Acceptance Co.       8.125     4,900
         2/15/00      Buy          American Mortgage Acceptance Co.      8.0625       900
         2/15/00      Buy          American Mortgage Acceptance Co.      8.0625     2,000
         2/15/00      Buy          American Mortgage Acceptance Co.      8.0625       500
         2/15/00      Buy          American Mortgage Acceptance Co.       8.125       400
         2/15/00      Buy          American Mortgage Acceptance Co.      8.0625     1,100
         2/15/00      Buy          American Mortgage Acceptance Co.       8.125     2,000
         2/15/00      Buy          American Mortgage Acceptance Co.      8.0625     1,800
         2/16/00      Buy          American Mortgage Acceptance Co.      8.0625       700
         2/16/00      Buy          American Mortgage Acceptance Co.      8.0625       300
         2/16/00      Buy          American Mortgage Acceptance Co.      8.0625       300
         2/16/00      Buy          American Mortgage Acceptance Co.      8.0625       500
         2/16/00      Buy          American Mortgage Acceptance Co.      8.0625       500
         2/16/00      Buy          American Mortgage Acceptance Co.      8.3125     3,000
         2/17/00      Buy          American Mortgage Acceptance Co.       8.375     3,000
         2/17/00      Buy          American Mortgage Acceptance Co.       8.375     1,500
         2/17/00      Buy          American Mortgage Acceptance Co.      8.3125     3,900
         2/18/00      Buy          American Mortgage Acceptance Co.      8.0625     2,000
         2/18/00      Buy          American Mortgage Acceptance Co.       8.375     2,300
         2/18/00      Buy          American Mortgage Acceptance Co.       8.375       300
         2/18/00      Buy          American Mortgage Acceptance Co.       8.375       300
         2/22/00      Buy          American Mortgage Acceptance Co.         8.5     3,500
         2/22/00      Buy          American Mortgage Acceptance Co.       8.625     2,700
         2/22/00      Buy          American Mortgage Acceptance Co.       8.625       300
         2/22/00      Buy          American Mortgage Acceptance Co.       8.625     2,500
         2/22/00      Buy          American Mortgage Acceptance Co.       8.375     2,900
         2/23/00      Buy          American Mortgage Acceptance Co.       8.375       500
         2/23/00      Buy          American Mortgage Acceptance Co.       8.375     3,000
         2/25/00      Buy          American Mortgage Acceptance Co.      8.4375     1,900
         2/28/00      Buy          American Mortgage Acceptance Co.      8.4375     2,000
         2/28/00      Buy          American Mortgage Acceptance Co.      8.4375       100
         2/28/00      Buy          American Mortgage Acceptance Co.       8.375     1,500
         2/29/00      Buy          American Mortgage Acceptance Co.       8.375     1,700
         2/29/00      Buy          American Mortgage Acceptance Co.       8.375       500
         2/29/00      Buy          American Mortgage Acceptance Co.       8.375       500
         2/29/00      Buy          American Mortgage Acceptance Co.       8.375       300
         2/29/00      Buy          American Mortgage Acceptance Co.      8.3125     2,200
         2/29/00      Buy          American Mortgage Acceptance Co.       8.375       500
         2/29/00      Buy          American Mortgage Acceptance Co.       8.375       500
         2/29/00      Buy          American Mortgage Acceptance Co.       8.375     2,500
          3/1/00      Buy          American Mortgage Acceptance Co.      8.3125     1,100
          3/1/00      Buy          American Mortgage Acceptance Co.        8.25       100
          3/2/00      Buy          American Mortgage Acceptance Co.        8.25       200
          3/2/00      Buy          American Mortgage Acceptance Co.        8.25     2,400
          3/3/00      Buy          American Mortgage Acceptance Co.       8.375       700
          3/6/00      Buy          American Mortgage Acceptance Co.        8.75     2,000
          3/6/00      Buy          American Mortgage Acceptance Co.       8.625     3,000
          3/6/00      Buy          American Mortgage Acceptance Co.        8.75     1,400
          3/6/00      Buy          American Mortgage Acceptance Co.        8.75     1,100


(d)  None.

(e)  Not applicable

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     Pursuant to a Residuals Agreement, made as of September 1, 1999, but executed on December 8, 1999 between JMF Associates, L.P., J. Michael Fried and Related Capital Company, Related Capital Company retains sole voting and dispositive power with respect to the Advisor Shares. See Item 5 above.

     As set forth in Item 3 above, the Reporting Person borrowed funds through two margin accounts to finance the acquisition of a portion of the Voting Shares. The margin accounts were established pursuant to the following agreements:

     o Margin Account Agreement of the Reporting Person and Janet C. Fried, his wife, with Chase Investment Services Corp. and Brown & Company Securities Corporation.

     o Schwab Margin & Short Account Agreement between the Reporting Person and Charles Schwab & Co.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

          A. Excerpt of relevant text of Residuals Agreement, made as of September 1, 1999, but executed on December 8, 1999 between JMF Associates, L.P., J. Michael Fried and Related Capital Company.

          B. Margin Account Agreement of the Reporting Person and Janet C. Fried, his wife, with Chase Investment Services Corp. and Brown & Company Securities Corporation.

          C. Schwab Margin & Short Account Agreement between the Reporting Person and Charles Schwab & Co. The Reporting Person no longer possesses a copy of his Margin & Short Account Agreement with Charles Schwab & Co. and was not able to obtain a copy from Charles Schwab & Co. Attached hereto is a blank form of agreement that the Reporting Person believes is substantially similar to the form of agreement pursuant to which the Reporting Person has borrowed money to purchase certain of the Voting Shares.

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     March 8, 2000
                                        ----------------------------------------
                                                         (Date)


                                               /s/  J. Michael Fried
                                        ----------------------------------------
                                                       (Signature)


                                             J. Michael Fried / President
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A

                              RESIDUALS AGREEMENT

        THIS AGREEMENT, made as of September 1, 1999, but executed on December 8, 1999, among JMF ASSOCIATES, L.P. ("JMFLP"), a Delaware limited partnership with offices c/o J. Michael Fried, 25 East 86th Street, New York, New York 10028; J. MICHAEL FRIED, residing at 25 East 86th Street, New York, New York 10028 ("Fried" and referred to hereinafter collectively with JMFLP as "JMF"); and RELATED CAPITAL COMPANY, a New York general partnership with offices at 625 Madison Avenue, New York, New York 10022 (the "Company"). All capitalized terms which are not otherwise defined in the text are defined in Section 11.





                1. Residuals. A. Schedule 1 annexed hereto sets forth the Syndication Entities which generate Residuals in which JMF directly or indirectly owns an equity interest in the Manager and/or a Syndication Entity as of the date of this Agreement. The parties agree to amend Schedule 1, if necessary, to include any other Residual which is similar to those set forth on
Schedule 1 but was inadvertently not included in such Schedule upon execution of this Agreement.

                F. Subject to the terms of this Section 4.F, JMF hereby assigns any voting rights it has with respect to its ownership interest in the Managers or any syndication Entity (the "Ownership Entities") to the Company or its designee (the "Voting Trustee"). The Voting Trustee shall only exercise its voting rights with respect to matters occurring in the ordinary course of business of the Ownership Entities (which for this purpose shall include, without limitation the Transfer of any assets owned by the Syndication Entities). The Voting Trustee shall not exercise voting rights with regard to
(i) Transfers of the equity interests in the Ownership Entities or the Residuals related to such Ownership Entities (except as otherwise permitted in this Agreement); (ii) the dissolution of the Ownership Entities (except as otherwise permitted in this Agreement); or (iii) a decision to place the Ownership Entity into voluntary bankruptcy (collectively, the "Excluded Votes").

                IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                                JMF ASSOCIATES, L.P.

                                By:  JMF Associates, Inc.


                                        By:  /s/ J. Michael Fried
                                            ------------------------------------
                                            J. Michael Fried
                                            President

                                /s/ J. Michael Fried
                                ------------------------------------------------
                                J. Michael Fried


                                RELATED CAPITAL COMPANY

                                By:  Related General II L.P., general partner

                                        By:  /s/ RCMP, Inc.
                                            ------------------------------------
                                            its general partner

                                        By:  /s/ Michael J. Brenner
                                            ------------------------------------
                                            Executive Vice President

Schedule 1
JMF Residuals
                                                                                  Adj MDS/DLK%
                                                                     Existing       Pro Forma   Tax/Credit FEE/RES
                                                                   % of Residual  % of Residual  SHARING   SHARING  Residual Expense
Syndication Entity     %     Manager/General Partner   Special LP   Owned by JMF   Owned by JMF   by JMF    by JMF  Charge
------------------    ---    -----------------------   ----------   ------------   ------------   ------    ------  ----------------


















------------------------------------------------------------------------------------------------------------------------------------



American Mortgage Acceptance Company
                        1.00% Related AMI Associates Inc.                                         19.20%    19.20%          100,000
(4) Based only on assets acquired by AMAC up to a cost basis of $119,400,000.                                (4)
------------------------------------------------------------------------------------------------------------------------------------


                                    EXHIBIT B

CHASE

THE RIGHT RELATIONSHIP IS EVERYTHING(R)

Chase Investment Services Corp.
Chase 24Tradesm

MARGIN ACCOUNT AGREEMENT

To: Chase Investment Services Corp. ("Broker/Dealer") and Brown & Company Securities Corporation ("BROWN")

For Existing Customers, Please Add Your Broker/Dealer Account Number here:_____

1. I agree as follows with respect to all of my brokerage accounts, in which I have an interest alone or with others, which I have opened or will open in the future, with BROWN through my Broker/Dealer for the purchase and sale of securities. I hereby acknowledge that I have read, understand and agree to the terms set forth below. Upon acceptance of my application(s), I understand my Broker/Dealer will maintain an account for me at BROWN, and my Broker/Dealer may buy or sell securities or other products according to my instructions. All decisions relating to my investment or trading activity shall be made by me, my Broker/Dealer or my duly authorized representative. I understand that in deciding whether or not to approve an account, either at the time the account is opened or subsequent thereto, BROWN will rely on the statements, representations and information which I provide. Any information provided in this brokerage account application and agreement will be subject to verification, and I authorize BROWN or my Broker/Dealer to verify my creditworthiness, including the creditworthiness of my spouse if I live in a community property state. To obtain verification, BROWN or my Broker/Dealer may contact my employer, obtain credit reports, and make other inquiries. Even after my account has been approved, BROWN may request a new credit report at any time without telling me. Upon written request, BROWN will state the name and address of the consumer reporting agency that furnished the credit report. I authorize BROWN and my Broker/Dealer to exchange credit information about me.

2. I am of legal age in the state in which I reside. I further represent that, except as otherwise disclosed to BROWN in writing, I am not an employee of any Exchange or of a Member Firm of any Exchange or the NASD, nor am I a director, 10% shareholder or policymaking executive officer of a publicly traded company and I will promptly notify you in writing of any changes of my status in this regard.

3. All transactions are subject to the rules, regulations, customs and usages of the exchange or markets (and the clearing agency, if any) where executed and of any association whose rules and regulations govern transactions in that market and my account agreement(s) with Broker/Dealer and this margin agreement with BROWN. This provision does not create a private right of action.

4. All monies, securities or other property which BROWN may at any time be carrying for me or for any account in which I have an interest or which may at any time be in BROWN's possession for any purpose, including safekeeping, shall be subject to a general lien for the discharge of all my obligations to BROWN, irrespective of whether or not BROWN has made advances in connection with such securities or other property and irrespective of the number of accounts I may have with BROWN.

5. All securities or any other property, now or hereafter held by BROWN or carried by BROWN for me (either individually or jointly with others), or deposited to secure the same, may from time to time and without notice to me, be carried in BROWN's general loans and may be pledged, re-pledged, hypothecated, or re-hypothecated separately or in common with other securities or any other property, for the sum due to BROWN thereon and without retaining BROWN's possession and control for delivery a like amount of similar securities.

6. At any time in your discretion, BROWN may, without notice to me, apply and/or transfer any securities, related contracts, cash or any other property, interchangeably between my brokerage accounts, whether individual or joint, from any of my brokerage accounts to any brokerage account guaranteed by me. BROWN is specifically authorized to transfer funds to my cash account from any of my brokerage accounts, including, but not limited to, any balances in any margin account, and any shares of mutual funds used for sweep purposes sufficient to make full payment of this cash purchase. I agree that any debit occurring in any of my brokerage accounts may be transferred at BROWN's option to my margin account. In return for BROWN's extension or maintenance of credit in connection with my brokerage account, I acknowl-edge that the securities in my margin account, together with all attendant rights of ownership, may be lent to BROWN or lent out to others. In connection with such loans, you may receive and retain certain benefits to which I will not be entitled. In certain circumstances, such loans may limit, in whole or in part, my ability to exercise voting rights of the securities lent.

7. BROWN is hereby authorized, in its discretion, should BROWN or Broker/Dealer for any reason whatsoever deem it necessary for BROWN's or Broker/Dealer's protection, to sell any or all of the securities or other property which may be in BROWN's Possession or which BROWN may be carrying for me (either individually or jointly with others) or to buy in any securities or other property of which my account(s) may be short or cancel any outstanding orders in order to close out my account(s) in whole or in part to close out any commitment made by me on my behalf. Such sale, purchase or cancellation may be made according to BROWN's or Broker/Dealer's judgment and may be made, at BROWN's or Broker/Dealer's discretion, on the exchange or other market where such business is then usually transacted or at public auction or at private sale, without advertising the same and without notice to me or to my personal representatives and without prior tender, demand or call of any kind upon me or upon my personal representatives and BROWN or Broker/Dealer may purchase the whole or any part thereof free from any right of redemption, and I shall remain liable for any deficiency; it being understood that a prior tender, demand or call of any kind from BROWN or Broker/Dealer, or prior notice from BROWN or Broker/Dealer, of the time and place of such sale or purchase shall not be considered a waiver of BROWN's or Broker/Dealer's right to sell or buy any securities and/or property held by BROWN, or owed BROWN or Broker/Dealer by me, at any time as hereinbefore provided.

8. Notwithstanding a general policy of giving customers notice of a margin deficiency, BROWN or the Broker/Dealer is not obligated to request additional margin from me in the event an account in which I have an interest falls below the minimum maintenance requirements. More importantly, there may well be circumstances where BROWN or the Broker/Dealer will liquidate securities and/or other property in the account without notice to me to ensure that minimum maintenance requirements are satisfied. I will at all times maintain margins for said accounts, as required by BROWN. At any time and from time to time, in BROWN's or the Broker/Dealer's discretion, BROWN or the Broker/Dealer may without notice to me apply and/or transfer any or all monies, securities and/or other property of mine interchangeably between any accounts of mine.

9. I undertake, at any time upon BROWN's or the Broker/Dealer's demand, to satisfy obligations of mine to BROWN, or, in the event of a closing of any account of mine in whole or in part, to pay BROWN the deficiency, if any, and no oral agreement or instructions to the contrary shall be recognized or enforceable. The reasonable costs and expenses of collection of the debit balance and any unpaid deficiency in the accounts of mine with BROWN, including, but not limited to, attorney's fees incurred and payable or paid by BROWN, shall be payable to BROWN by me.

10. In case of the sale of any security or other property by BROWN at my direction and BROWN's inability to deliver the same to the purchaser by reason of my failure to supply BROWN therewith, then and in such event, I authorize BROWN to borrow any security or other property necessary to make delivery thereof, and I hereby agree to be responsible for any loss which BROWN may sustain thereby and any premiums which BROWN may be required to pay thereon, and for any loss which BROWN may sustain by reason of BROWN's inability to borrow the security or other property sold.

11. I understand and agree that, when placing with Broker/Dealer any sell order for a short account, I will designate it as such and hereby authorize Broker/Dealer and BROWN to mark such order as being "short". I understand that a short position may be called at any time and may be bought in or covered without prior notification to me. I understand and agree that when placing any order for a long account, I will designate it as such and hereby authorize Broker/Dealer and BROWN to mark such order as being "long". Any sell order which I shall designate as being for a long account as above provided is for securities then owned by me and, if such securities are not then deliverable from any account of mine, the placing of such order shall constitute a representation by me that I will deliver them upon demand and in any event by settlement date. I understand my account is subject to buy-in at any time at BROWN's or the Broker/Dealer's discretion.

12. I have read and understand BROWN's margin requirements. I agree to be responsible for all margin calls in my account. I understand that it is my obligation to comply with the requirements for trading with my Broker/Dealer and/or BROWN and that if I refuse to comply or make a practice of noncompliance, Broker/Dealer and/or BROWN may refuse to execute transactions for my account and may terminate my account or require that I move my account to another financial institution.

     I understand that before placing an order, I am obligated to make sure that the transaction will be in compliance with or will not result in a violation of BROWN's or my Broker/Dealer's policies, requirements, the trading limitations of my account or any regulatory requirements. The obligation to comply is my responsibility. Although my Broker/Dealer or BROWN may notify me of any lack of compliance after an order is placed, my Broker/Dealer or BROWN has no obligation to ensure compliance prior to accepting an order.

     I am solely responsible for all securities transactions in this account and represent that I can afford to take the risks inherent in trading securities and that I am an experienced, informed investor. I agree that if there is any material change in my investment objectives or financial situation or if I can no longer afford to take the risks inherent in trading securities, my Broker/Dealer will be notified in writing before any further transactions are entered into. I understand that BROWN is relying upon my representation to my Broker/Dealer and will continue to do so. I am aware of the fact that BROWN and/or my Broker/Dealer tape record conversations between me and BROWN's and/or my Broker/Dealer's employees and I consent to that tape recording.

13. I understand that BROWN may deliver margin calls and other notices to my Broker/Dealer for the sole purpose of collection of my obligations under this Agreement. I agree to the foregoing and further understand that my Broker/Dealer may act on BROWN's behalf with respect to margin calls at BROWN's and/or my Broker/Dealer's discretion.

14. I agree and acknowledge that I have an affirmative duty to timely review any and all reports or executions of orders and statements of my account(s) for accuracy and correctness within a reasonable period of time after receipt. Communications by mail, messenger, telegraph, electronic mail, or otherwise, sent to me at the address of record listed on the application, or any other address I may give BROWN, are presumed to be delivered to and received by me whether actually received or not. Receipt and/or review by any one accountholder shall be deemed to constitute receipt and review by all accountholders. Information provided on reports of executions or other transaction reports, and account statements shall be deemed conclusive and accepted by me unless I object in writing within ten (10) days after transmitted to me. I acknowledge that I must contact Broker/Dealer to confirm its receipt of such written objections.

15. This agreement and its enforcement, as well as all disputes regarding all aspects of BROWN's and the Broker/Dealer's conduct and dealings with me, shall be governed by the laws of the Commonwealth of Massachusetts and its provisions shall be continuous, shall cover individually and collectively all accounts which I may open or re-open with the Broker/Dealer thru BROWN, and shall inure to the benefit of BROWN's and/or my Broker/Dealer's successors and assigns, whether by merger, consolidation or otherwise, and BROWN and/or my Broker/Dealer may transfer my account to BROWN's successors and assigns. This agreement shall be binding upon my heirs, executors, administrators, successors, and assigns.

16. In any provision, or part thereof, or condition of this agreement shall be held to be invalid or unenforceable, such invalidity shall attach only to such provision(s) or condition(s) or part thereof. The validity of the remaining provisions or parts shall not be affected thereby and this agreement shall otherwise remain in full force and effect as if such invalid or unenforceable provision or condition were not a part of the agreement. Furthermore, any ambiguities in language or intent of this agreement shall not be held against BROWN and/or my Broker/Dealer.

17. If there is more than one accountholder, all accountholders' obligations under this agreement are joint and several. Each accountholder, acting individually, shall have authority to take such action with respect to the account, securities and other property in that account, without notice by BROWN and/or my Broker/Dealer to any other accountholder.

18. BROWN and/or my Broker/Dealer shall not be liable for any losses caused directly or indirectly by government restrictions, exchange or market rulings, suspension of trading, or other conditions beyond its control, including, but not limited to, extreme market volatility or trading volume.

19. No waiver of any provision of this Agreement shall be deemed a waiver of any other provision, nor a continuing waiver to the provision or provisions so waived.

20. This agreement will remain in effect until its termination by me is acknowledged in writing by an officer of BROWN. BROWN may waive, alter, modify, amend or terminate this agreement without notice to me.

21.  AGREEMENT TO ARBITRATE DISPUTES, GOVERNING LAW

     I represent that I understand and agree to the terms of this arbitration clause, as follows:

(a)  Arbitration is final and binding on the parties.

(b) By requesting arbitration, the parties are waiving their right to seek remedies in court, including the right to jury trial.

(c) Discovery allowed in arbitration proceedings is generally more limited and different than that allowed in court proceedings.

(d) An arbitration award is not required to include factual findings or reasoning and the parties' right to appeal or seek modification of an arbitration ruling is strictly limited.

(e) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

     No person shall bring a putative or credited class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action, who is a member of a putative class action, who has not opted out of the class with respect to any claims encompassed by the putative class action until: (1) the class certification is denied; (2) the class is decertified; or (3) the customer is excluded from the class by the court.

     Any forbearance by BROWN to enforce this agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

     I agree, and by carrying an account of the undersigned, you agree that either party hereto shall have the right to request that all controversies which may arise between us, including, but not limited to, those involving any transaction or the construction, performance, or breach of this or any other agreement between us, whether ent4ered into prior to, on or subsequent to the date hereof, be determined by arbitration. Any arbitration under this agreement shall be conducted before the National Association of Securities Dealers, Inc. ("NASD") or the New York Stock Exchange ("NYSE"), as appropriate.

     Judgment upon award of the arbitrators may be entered in any court, state or federal, having jurisdiction.

     I shall be responsible for all expenses incurred by BROWN, including reasonable attorney's fees, in connection with enforcing any provision of or collecting any amounts due by you under this agreement. Massachusetts law shall apply to all arbitrations and all disputes submitted by either party to arbitration.

22.  INITIAL DISCLOSURE OF CREDIT TERMS UNDER SEC RULE 10b-16

     I will be charged interest on any credit extended to or maintained for me by BROWN for the purpose of purchasing, carrying or trading in any security. The annual rate of interest which will be charged on net debit balances will usually be higher than the highest rate for brokers' call money published in The Wall Street Journal and The New York Times. The rate of interest will be changed without notice in accordance with changes in the brokers' call money rate. With the exception of a credit balance in the short account, all other credit balances in all cash and margin accounts are combined and interest is charged to the margin account on any resulting debit balance. Interest is computed monthly on the debit balances during the month. If, during the month, there is a change in interest rates, separate charges will be shown for each interest period under the different rate. The combining of balances, as well as the actual interest calculations are performed by computer, but interest is computed by multiplying the net debit balance by the effective rate of interest and by the number of days divided by 360. In the event there is a decline in the market value of the securities in the margin account, BROWN may have to request additional collateral. Generally, such a request for additional collateral will be made by BROWN when the equity in the account falls below BROWN's minimum maintenance requirements, which may change from time to time without notice. However, BROWN retains the right to require additional margin at any time BROWN deems it necessary or advisable. Any such call for additional collateral may be met by delivery of additional marginable securities or cash. Any securities in any of the accounts of mine are collateral for any debit balances in the account with BROWN. A lien is created by these debits to secure the amount of money owed

     BROWN. This means that, in accordance with the terms of this agreement, securities in the said accounts can be sold to redeem or to liquidate any debit balances in these accounts. The credit balance in the Short Account will be decreased or increased in accordance with the corresponding market values of all short positions. Corresponding debits or credits will be posted to the Margin Account. These entries in the Margin Account will, of course, affect the balance on which interest is computed. Credits in the Short Account will not be utilized to offset the Margin Account balance for interest computation.

     The Federal Equal Credit Opportunity Act prohibits creditors from discriminating against credit applicants on the basis of race, color, religion, national origin, sex, marital status, age (provided the applicant has the capacity to enter into a binding contract); because all or part of the applicant's income derives from a public assistance program, or because the applicant has, in good faith, exercised any right under the Consumer Credit Protection Act. The Federal agency that administers compliance with this law concerning this creditor is: Securities and Exchange Commission, 450 Fifth Street NW, Washington, DC 20549.

23. I represent that I have read and understand the Disclosure of Credit Terms on Transactions. I further understand that they may be amended from time to time.

24. I AUTHORIZE BROWN TO LEND TO BROWN OR TO OTHERS ANY SECURITIES NOW OR HEREAFTER CARRIED ON MARGIN BY BROWN FOR MY ACCOUNT BUT ONLY TO THE EXTENT THAT THERE IS A MARGIN OBLIGATION. THIS AUTHORIZATION APPLIES TO ALL OF MY ACCOUNTS THAT BROWN CARRIES AND SHALL REMAIN IN EFFECT UNTIL BROWN RECEIVES WRITTEN NOTICE OF REVOCATION AT BROWN'S HEADQUARTERS IN BOSTON, MASSACHUSETTS

     I REPRESENT THAT I HAVE READ THE TERMS AND CONDITIONS CONCERNING THIS ACCOUNT AND AGREE TO BE BOUND BY SUCH TERMS AND CONDITIONS AS CURRENTLY IN EFFECT AND AS MAY BE AMENDED FROM TIME TO TIME. THIS ACCOUNT IS GOVERNED BY A PRE-DISPUTE ARBITRATION CLAUSE WHICH APPEARS ABOVE. I ACKNOWLEDGE RECEIPT OF THE PRE-DISPUTE ARBITRATION CLAUSE.

     /s/ J. Michael Fried                   /s/ Janet C. Fried
     ---------------------------            ------------------------------------
     Account Holder Signature/Date          Joint Account Holder Signature
                                                     (if any)/Date

                                            Account carried with Brown & Company
                                            Securities Corporation
                                            Member NYSE/SIPC

     Please send this Agreement to:

     Chase Investment Services Corp.
     Attn:  Chase24Trade(sm)
     55 Water St., 18th Floor
     New York, New York  10041-0199

                                    EXHIBIT C


                                                                  MARGIN & SHORT

Schwab Margin & Short Account Agreement

Please supply the following information and sign below.

By signing this agreement, I acknowledge that my securities may be lent out to Schwab as principal or lent out to others.

Your Schwab Account Number ____________-_____________
Date:________________________________________________
Your Signature ______________________________________

Joint Account Holder's Signature
(if applicable)_________________________________________________________________
Please Print Your Full Name
(First/Middle/Last)_____________________________________________________________
Please Print Joint Account Holder's Full Name
(First/Middle/Last)_____________________________________________________________

(If this is a joint account, all account holders must sign. Married persons may apply for separate accounts).

MARGIN AND SHORT ACCOUNT AGREEMENT

Margin borrowing, short sale transactions, and short option positions are types of leveraged transactions in which your obligations are secured by long securities or other collateral held in your account.

In a leveraged transaction, you have greater opportunity for profit and loss. For this reason, leveraged transactions are riskier than nonleveraged transactions. Furthermore, if the value of securities held as collateral falls or if the price of securities sold short increases, you may be subject to a margin call and/or your securities may be liquidated.

Therefore, before you apply for the Margin and Short Account feature, you must carefully consider market conditions and your financial position and investment objectives.

1. Provision of Services. We may extend credit to you according to applicable laws and regulations and our Disclosure of Credit Terms and Policies. You agree to use this credit primarily for business and investment purposes.

2. Disclosure of Credit Terms and Policies. All transactions in the Margin and Short Account are subject to our Disclosure of Credit Terms and Policies. You agree not to enter an order in your Margin and Short Account until you've read and understood the Disclosure of Credit Terms and Policies.

3. Maintenance of Collateral. You agree to maintain in your Margin and Short Account collateral of the type and amount required by:

o Applicable exchange rules and federal regulations; o Our Disclosure of Credit Terms and Policies; or

o    As required by us in our discretion.

4. Liquidation. Whenever it is necessary for our protection or to satisfy a margin deficiency, debit, or other obligation owed us, we may (but aren't required to) sell, assign, and deliver all or any part of the Securities and Other Property securing your obligations, or close any or all transactions in your Brokerage Account.

It is our policy to attempt to contact you, when practicable, before taking any action described in this section. However, we reserve the right to take any such action without prior demand for additional collateral, notice, or advertisement, and free of any right of redemption. Any prior demand, call, or notice won't be considered a waiver of our right to sell or buy without demand, call, or notice.

We may choose which Securities or Other Property to buy or sell, which transactions to close, and the sequence of liquidation. We may take such actions on whatever exchange or market and in whatever manner (including public auction or private sale) that we choose in the exercise of our business judgment.

We may transfer Securities and Other Property from any one of your brokerage accounts to any other of your brokerage accounts, if we determine that your obligations aren't adequately secured or to satisfy a margin deficiency or other obligation. You agree to pay on demand any account deficiencies after liquidation, whether liquidation is complete or partial.

We're entitled to exercise the rights described in this section if any of the following occurs:

o A petition for bankruptcy or for the appointment of a receiver is filed by or against you;

o    An attachment is levied against any of your brokerage accounts with us;

o You die or become incapacitated or incompetent; or o Your Brokerage Account is closed.

5. Short Sales. You agree to designate a sell order as a short sale if, at the time you place the order, you either don't own the security being sold or are unable to deliver the security in a timely manner.

You agree that we may, at our discretion and without notice, "buy in" securities to cover any short security position in your account. We may take this action either on a regular settlement, cash, or next-day settlement basis.

If you're unable to cover a short security position (either through delivery of the security or through "buying-in" the security) in enough time so we can deliver the security to the lender (to whom we're obligated), you agree to reimburse us for the losses we sustain as a result of your failure to deliver the security.

6. Interest on Debit Balances. We'll charge interest on your debit balance according to our Disclosure of Credit Terms and Policies. We post accrued but unpaid interest charges to your account each month. We compound the interest as described in our Disclosure of Credit Terms and Policies.

7. Pledge of Securities and Other Property. We may pledge, repledge, hypothecate, or rehypothecate, either separately or together with Securities of other customers, all Securities and Other Property that you, now or in the future, carry, hold, or maintain in your Margin and Short Account. The value of the Securities and Other Property we pledge or repledge may be greater than the amount you owe us, and we're not obligated to retain in our possession and control for delivery the same amount of similar Securities and Other Property.

8. Loan Consent. You agree that Securities and other Property held on margin, now or in the future, may be borrowed (either separately or together with the property of others) by us (acting as principal) or by others. No compensation will be payable to you in connection with such borrowings, and any losses or other detriments or gains or other benefits arising from such borrowings will not accrue to your Brokerage Account.

9. Account Agreement. All transactions in your Margin and Short Account are subject to the Account Agreement. "Account Agreement" means: this Margin and Short Account Agreement and the Brokerage Account Application and Cash Account Agreement; the Disclosure of Credit Terms and Policies; the Option Agreement, if any; the Schwab Money Fund Agreement, if any; and any other written agreements between you and us, all as amended from time to time.

                                                                   (Over please)

Charles Schwab

FOR CHARLES SCHWAB USE ONLY

Customer has been approved for Margin and Short Account Approved by:
________________________________________________________________________________

Date Approved:__________________________________________________________________
Branch Office and Account Number _________-____________-_____________

DISCLOSURE OF CREDIT TERMS AND POLICIES

The following Disclosure of Credit Terms and Policies is required by the Securities and Exchange Commission and is part of your Brokerage (or Schwab One(R)) Account Agreement. It describes the terms under which we extend credit and charge interest and how your obligations are secured by property in your Brokerage Account.

1. Interest Charges. We'll charge interest on a daily basis on the credit we extend to you. The daily interest charges are calculated by multiplying your "daily adjusted debit balance" by the "daily margin interest rate." Generally speaking, your "daily adjusted debit balance" is the actual settled debit balance in your Margin and Short Account increased by the value of securities held short and reduced by the amount of any settled credit balance carried in your Cash Account.

We calculate your daily adjusted debit balance each day by adjusting your previous day's balance by any debits and credits to your account and by change sin the value of short positions. If your daily adjusted debit balance is reduced because you deposit a check or other item that is later returned to us unpaid, we may adjust your account to reflect interest charges you've incurred.

We reserve the right to charge interest on debit balances in the Cash Account. Each month, we'll send you a comprehensive statement showing the activity in your account, including applicable interest charges, interest rates, and adjusted daily debit balances.

2. Daily Margin Interest Rate. The "daily interest rate" is based on a 360-day year. It is calculated for each day by dividing the applicable margin interest rate shown in the table below by 360. Please note that the use of a 360-day year results in higher effective rate of interest than if a year of 365 days were used.

The applicable margin interest rate is set at a percentage above Schwab's Base Rate according to the following schedule:

If your daily adjusted                      The applicable margin
  debit balance is:                             interest rate is:
-----------------------                     -----------------------
$0.00 - $9,999.99                           Base rate plus 2%
$10,000.00 - $24,999.99                     Base rate plus 1.5%
$25,000.00 - $49,999.99                     Base rate plus 1%
$50,000.00 and over                         Base rate plus 0.5%

We set the Base Rate in our discretion with reference to commercially recognized interest rates. Industry conditions relating to the extension of margin credit, and general credit market conditions. The current Base Rate is available from your branch office.

Your margin interest rate will be adjusted automatically and without notice to reflect any change in the Base Rate. If your interest rate increase for any reason other than a change in the Base Rate, we'll give you written notice at least 30 days prior to that change.

3. Compounding of Interest Charges. We compound interest on a daily basis. Interest charges will accrue to your account each day. We'll include the charges in the next day's opening debit balance and charge interest accordingly. The interest rates described above don't reflect compounding of unpaid interest charges; the effective interest rate, taking into effect such compounding, will be higher.

4. Initial Margin Requirements. The Federal Reserve Board and various stock exchanges determine margin loan rules and regulations.

We won't extend credit unless your equity in the Securities and Other Property in your Margin and Short Account is at least $2,000, or such greater amount as may be required by applicable rules or regulations or our house policies.

The maximum amount we currently may loan is 50% of the value of marginable securities purchased or held in your Margin and Short Account. If the market value of stock held as collateral increases after you've met the initial margin requirements, your available credit may increase proportionately.

Initial margin requirements may change without prior notice. We may impose more stringent requirements on positions that involve higher levels of risk; for example, higher limits may apply for thinly traded or volatile securities.

You may purchase only certain securities on margin or use them as collateral in your Margin and Short Account. Most stocks traded on national securities exchanges and some over-the-counter securities are marginable.

Equity securities with a market value of less than $5 per share may not be purchased on margin or deposited as margin collateral. If the market value of a security drops below $3.50 per share, the security won't be assigned any value as collateral to secure your margin obligations. Different requirements apply to non-equity securities, such as bonds.

5. Margin Maintenance Requirements. You must maintain a minimum amount of equity in your account to collateralize your outstanding loans and other obligations. Margin maintenance requirements are set:

o By the rules and regulations of the New York Stock Exchange, the American Stock Exchange, and other regulatory agencies to whose jurisdiction we are subject; and

o According to our discretion and judgment, Margin maintenance requirements may change without prior notice.

We may issue a "margin call" (that is, a notification to deposit additional collateral) if your account equity falls below the margin maintenance requirement. This can happen for various reasons. The most common reasons are a decrease in the value of long securities held as collateral or an increase in the value of securities held short.

As a general guideline and when it's practicable to do so, we may (but aren't required to) issue a margin call when the equity in your Margin and Short Account falls below 35% of the market value of assets at risk (that is, the sum of the market values of the long and short equity security positions) in your Margin and Short Account. The amount of additional collateral we require usually is an amount sufficient to raise your equity to 35%.

We retain absolute discretion to determine whether, when and in what amounts we'll require additional collateral. In some situations, we may find it necessary to require a higher level of equity in your account. For example, we may require additional collateral if an account contains:

o Only one security or a large concentration of one or more securities; or o Low-priced, thinly traded, or volatile securities; or if o Some of your collateral is or becomes restricted or nonnegotiable or nonmarginable.

We also may consider market conditions and your financial resources.

6. Short Option Positions. If you write uncovered put or call option contracts, your account is subject to both initial margin maintenance requirements. For more detailed information on how we calculate these equity requirements, contact your local branch office.

7. Short Sales. A short sale is a margin transaction subject to initial margin and margin maintenance requirements. In most cases, the initial margin equity requirement for the short sale of an equity security is 150% of the sales price of the security, plus commissions. Equity securities selling for $5 or less and odd lots usually may not be sold short. Different requirements apply to non-equity securities.

Generally, current margin maintenance rules require you to maintain equity in your account equal to 135% of the market value of each stock "short" in your account. The value of securities held short in your account is "marked to the market" each day. Increases in the market value will increase your daily adjusted debit balance (on which interest is charged) by the same amount, while decreases in the market value will decrease your daily adjusted debit balance by the same amount.

As a result of increases in your daily adjusted debit balance, the collateral held in your account may become insufficient. Short sale proceeds are part of the collateral securing our loan of the security to you, and you may not withdraw these proceeds from your account. You're liable for all dividends paid on securities you've borrowed for the purpose of short sales.

For our protection, we may, at our discretion and without notice, immediately cover your short security positions by purchasing for your account securities to replace those sold short.

We may cover your position because.

o    The lender of the securities recalls them;

o We anticipate an inability to borrow or reborrow these securities; or o For any other reason.

If several accounts hold short positions in a security and not all of the positions are to be covered, we may select the positions to be covered on a random basis.

In covering a short position, we may at our discretion purchase securities for your account either on a normal settlement basis, next-day, or cash settlement basis. The price of securities purchased on a next-day or cash settlement basis usually is higher than those purchased on a normal settlement basis. The price of covering the short position may be higher than the price at which you sold short; therefore, you may sustain a loss on that transaction.

You're liable for commissions and other costs of short sale transactions and for any debit balance that remains after we cover or close out a short position.

When we borrow securities to your account, we're obligated to return the securities to the lender on demand. If you're unable to cover a short position (either through delivery or through our "buying-in" your position) in sufficient time for us to deliver the security to its lender, you agree to pay us for the losses we sustain as a result of the failure to deliver. For instance, if you have a short position in a security that is subject to a tender offer and you're unable to cover the position in time for us to deliver the security to its lender, we may hold you responsible for the economic value of the lender offer.

8. Liens and Liquidation. At our election, all debit balances in your account, including those resulting from extensions of margin credit, will be immediately due and payable.

In the Brokerage (or Schwab One) Account Agreement, you granted us a lien on all Securities and Other Property held or maintained for any purpose, including safekeeping, in your Brokerage (or Schwab One) Account or in any other present or further Schwab brokerage account in which you have an Interest. This lien secures the full performance of obligations owed to us by you or any joint account holder of your Brokerage Account, whether those obligations are incurred in connection with your Brokerage Account or any other brokerage account with us, and extends to property that may not be acceptable as margin collateral under Federal Reserve Board regulations.

If your equity falls below the applicable maintenance requirement, we may (but aren't obligated to) notify you by mail, telegram, telephone or other means of a margin call for an amount sufficient to bring your account up to the equity level we require.

Margin calls require prompt delivery according to our instructions of either additional funds or acceptable securities. Failure to make a required deposit may result in the liquidation of part or all of the Securities and Other Property in your account. You'll continue to be held liable on demand for any debit balance remaining after liquidation of assets in your account.

At times, it may not be possible to notify you of a margin call or allow any time to deposit additional collateral. Therefore, we reserve the right to initiate immediate liquidation procedures without notice.

You're responsible for monitoring the status of your account, for ensuring that sufficient collateral is maintained in the account, and for liquidating positions to minimize losses. Any action we take or don't take to issue a margin call or liquidate collateral is undertaken solely to protect our interest as a creditor; we disclaim any responsibility to issue a margin call or liquidate positions in your account to prevent or minimize losses to you.